UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Anadys Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

03252Q408

(CUSIP number)

Fati Sadeghi-Nejad, Esq. General Counsel QVT Financial LP 1177 Avenue of the Americas, 9th Floor, New York, NY 10036 (212) 705-8888

(Name, address and telephone number of person authorized to receive notices and communications)

January 3, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03252Q408
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,420,654
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,420,654
11.	Aggregate amount beneficially owned by each reporting person 11,420,654
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 20.00%
14.	Type of reporting person (see instructions) PN

Page 2 of 10 pages

CUSIP No. 03252Q408
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,420,654
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,420,654
11.	Aggregate amount beneficially owned by each reporting person 11,420,654
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 20.00%
14.	Type of reporting person (see instructions) OO

Page 3 of 10 pages

CUSIP No. 03252Q408
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,299,646
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,299,646
11.	Aggregate amount beneficially owned by each reporting person 10,299,646
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 18.04%
14.	Type of reporting person (see instructions) PN

Page 4 of 10 pages

CUSIP No. 03252Q408
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,420,654
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,420,654
11.	Aggregate amount beneficially owned by each reporting person 11,420,654
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 20.00%
14.	Type of reporting person (see instructions) OO

Page 5 of 10 pages

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock” or the “Shares”), of Anadys Pharmaceuticals, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Issuer is 5871 Oberlin Drive, Suite 200, San Diego, California 92121.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership, and QVT Associates GP LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. QVT Financial GP LLC is the general partner of QVT Financial, and as such may be deemed to beneficially own the shares of Common Stock reported as beneficially owned by QVT Financial. QVT Financial’s principal business is investment management, and it acts as the investment manager for QVT Fund LP and Quintessence Fund L.P. (collectively, the “Funds”), which directly own shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds. QVT Associates GP LLC, as general partner of the Funds, may also be deemed to beneficially own the shares of Common Stock reported as beneficially owned by the Funds.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Covered Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Funds collectively paid from their respective working capital an aggregate of approximately $28.5 million for the 11,420,654 shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares reported herein as beneficially owned by them for investment purposes in the ordinary course of their businesses. The Reporting Persons had previously reported their beneficial ownership of the Common Stock on a Schedule 13G and amendments thereto. QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are filing this Schedule 13D because, as of January 3, 2011, each of them beneficially owned 20% or more of the Common Stock outstanding and therefore were no longer eligible to report their beneficial ownership of the Common Stock on Schedule 13G pursuant to the applicable rules of the Securities and Exchange Commission. Although it beneficially owns less than 20% of the Common Stock, QVT Fund LP is joining in the filing of this Schedule 13D for the convenience of jointly filing with the other Reporting Persons. Each of the Reporting Persons continues to hold its Shares for investment purposes in the ordinary course of business, and none of them holds its Shares with the purpose, or believes it holds its Shares with the effect, of changing or influencing control of the Issuer.

The Reporting Persons expect to review on a continuing basis their investment in the Company and may, depending on the market and other conditions: (a) purchase additional Shares, warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; and (b) sell all or a portion of the Shares, warrants, options or related derivatives now beneficially owned or hereafter acquired by them. In addition, the Reporting Persons may enter into and dispose of certain

Page 6 of 10 pages

derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

In addition to the foregoing, and although none of them has any present plan or proposal with respect thereto, the Reporting Persons may evaluate, discuss and/or take action with respect to plans or proposals that could relate to or would result in any of the other actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. None of the Reporting Persons is obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons may evaluate, discuss or determine to pursue.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Company and the general business and future prospects of the Company.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover pages are determined using a denominator of 57,103,266 shares of Common Stock issued and outstanding as of November 5, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2010, as filed with the SEC on November 9, 2010.

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 10,299,646 shares of Common Stock. QVT Financial is also the investment manager for Quintessence Fund L.P. (“Quintessence”), which beneficially owns 1,121,008 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and Quintessence. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 11,420,654 shares of Common Stock, consisting of the shares owned by the Fund and Quintessence.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as general partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 11,420,654 shares of Common Stock.

Each of the Covered Persons, each of whom is a managing member of QVT Financial GP LLC, expressly disclaims beneficial ownership of the Common Stock reported herein as beneficially owned by the Reporting Persons.

(c) The reported share amounts for QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC reflect amounts as of January 3, 2011. The Fund and Quintessence effected the following transactions in the Common Stock during the past 60 days:

•

The Fund bought 256,708 shares of Common Stock in the open market on December 23, 2010 at a price of $1.21. Quintessence bought 29,082 shares of Common Stock in the open market on December 23, 2010 at a price of $1.21.

•

The Fund bought 1,539,772 shares of Common Stock in the open market on December 27, 2010 at a price of $1.30. Quintessence bought 174,438 shares of Common Stock in the open market on December 27, 2010 at a price of $1.30.

•

The Fund bought 478,304 shares of Common Stock in the open market on December 28, 2010 at a price of $1.44. Quintessence bought 54,186 shares of Common Stock in the open market on December 28, 2010 at a price of $1.44.

•

The Fund bought 10,959 shares of Common Stock in the open market on December 28, 2010 at a price of $1.34. Quintessence bought 1,241 shares of Common Stock in the open market on December 28, 2010 at a price of $1.34.

•

The Fund bought 239,843 shares of Common Stock in the open market on December 29, 2010 at a price of $1.45. Quintessence bought 27,171 shares of Common Stock in the open market on December 29, 2010 at a price of $1.45.

•

The Fund bought 44,912 shares of Common Stock in the open market on December 29, 2010 at a price of $1.46. Quintessence bought 5,088 shares of Common Stock in the open market on December 29, 2010 at a price of $1.46.

•

The Fund bought 269 shares of Common Stock in the open market on December 30, 2010 at a price of $1.48. Quintessence bought 31 shares of Common Stock in the open market on December 30, 2010 at a price of $1.48.

•

The Fund bought 30,728 shares of Common Stock in the open market on January 3, 2011 at a price of $1.41. Quintessence bought 3,481 shares of Common Stock in the open market on January 3, 2011 at a price of $1.41.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, arrangements, understandings or relationships among themselves, or between themselves and any person, with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Agreement regarding Joint Filing of Schedule 13D

Page 7 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2011

QVT FINANCIAL LP		QVT FUND LP

By:	QVT Financial GP LLC, its General Partner	By:	QVT Associates GP LLC, its General Partner

By:	/S/ DANIEL GOLD	By:	/S/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/S/ DANIEL GOLD	By:	/S/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 8 of 10 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: January 3, 2011

QVT FINANCIAL LP		QVT FUND LP

By:	QVT Financial GP LLC, its General Partner	By:	QVT Associates GP LLC, its General Partner

By:	/S/ DANIEL GOLD	By:	/S/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/S/ DANIEL GOLD	By:	/S/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 9 of 10 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation

Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Arthur Chu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Page 10 of 10 pages